Mail Stop 6010   May 26, 2009

Richard J. Freer, Ph.D.
Chief Operating Officer and Acting Secretary
Commonwealth Biotechnologies, Inc.
601 Biotech Drive
Richmond, Virginia 23235

> **Re: Commonwealth Biotechnologies, Inc.**
> **Preliminary Proxy Statement on Form PRE14A**
> **Filed May 18, 2009**
> **File No. 001-13467**

Dear Dr. Freer:

        This is to advise you that we have limited our review of the above proxy
statement to the issue identified below. Where indicated, we think you should revise
your documents in response to our comment. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with supplemental information so we may better understand your
disclosure. After reviewing this information, we may or may not raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

Proposal Two, page 13

1. Rule 14a-4(a)(3) as promulgated under the Exchange Act requires that the form of
    proxy "identify clearly and impartially each separate matter intended to be acted
    upon, whether or not related to or conditioned on the approval of other matters."
    Please revise your preliminary proxy statement to "unbundle" the various
    proposals listed as items A, B, C, and D under Proposal 2. Please ensure that

each item is separately identified and discussed in the proxy statement and can be separately voted upon by shareholders.

2. Please quantify the number of shares issuable under the Fornova Note and the Modification Agreement and include the percentage of outstanding shares represented by each issuance. In addition, please provide a discussion of the potential dilutive impact that such issuance would have on shareholders.

3. Please disclose the percentage of outstanding shares that Fornova will hold if all of the shares under the note are issued.

4. We note that you have not provided the financial information required under Item 13 of Schedule 14A. Please revise your preliminary proxy statement to include the financial information required by this item, or properly incorporate the information by reference to your annual report. If you do not believe that financial statements are material to the shareholders' voting decision, please provide us with a detailed analysis in support of your position.

Proposal Three, page 17

5. We note that you have not included information regarding plans and other arrangements not subject to security holder action as required under Item 10(c) of Schedule 14A. Please revise your preliminary proxy statement to include this information. See Item 201(d) of Regulation S-K.

*   *   *

As appropriate, please amend your filing in response to this comment. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Bryan Pitko at (202) 551-3203 with any questions. In this regard please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director